Filed by Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pfizer Inc.

(Commission File No. 001-03619)

The following communication is being filed in connection with the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business.

The following are excerpts from the transcript of Pfizer Inc.’s fourth quarter earnings call, held on January 28, 2020.

CORPORATE PARTICIPANTS

Albert Bourla Pfizer Inc. - Chairman of the Board & CEO

Angela Hwang Pfizer Inc. - Group President of Biopharmaceuticals Group

Charles E. Triano Pfizer Inc. - SVP of IR

Frank A. D’Amelio Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Mikael Dolsten Pfizer Inc. - Chief Scientific Officer and President of Worldwide Research, Development & Medical

CONFERENCE CALL PARTICIPANTS

Andrew Simon Baum Citigroup Inc, Research Division - Global Head of Healthcare Research and MD

Christopher Thomas Schott JP Morgan Chase & Co, Research Division - Senior Analyst

David Reed Risinger Morgan Stanley, Research Division - MD in Equity Research and United States Pharmaceuticals Analyst

Geoffrey Christopher Meacham BofA Merrill Lynch, Research Division - Research Analyst

Louise Alesandra Chen Cantor Fitzgerald & Co., Research Division - Senior Research Analyst & MD

Mani Foroohar SVB Leerink LLC, Research Division - MD of Genetic Medicines & Senior Research Analyst

Navin Cyriac Jacob UBS Investment Bank, Research Division - Equity Research Analyst of Specialty Pharmaceuticals and Large Cap Pharmaceutic

Randall S. Stanicky RBC Capital Markets, Research Division - MD of Global Equity Research & Lead Analyst

Stephen Michael Scala Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Terence C. Flynn Goldman Sachs Group Inc., Research Division - MD

Timothy Minton Anderson Wolfe Research, LLC - MD of Equity Research

Umer Raffat Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Analyst of Equity Research

PRESENTATION

Operator

Good day, everyone, and welcome to Pfizer’s Fourth Quarter 2019 Earnings Conference Call. Today’s call is being recorded. At this time, I would like to turn the call over to Mr. Chuck Triano, Senior Vice President of Investor Relations. Please go ahead, sir.

Charles E. Triano - Pfizer Inc. - SVP of IR

Morning, and thank you for joining us today to review Pfizer’s fourth quarter and full year 2019 performance and 2020 financial guidance. I’m joined today by our CEO and Chairman, Albert Bourla; Frank D’Amelio, our CFO; Mikael Dolsten, President of Worldwide Research and Development; Angela Hwang, Group President, Pfizer Biopharmaceuticals Group; John Young, our Chief Business Officer; and Doug Lankler, General Counsel. The slides that will be presented on this call were posted to our website earlier this morning and are available at pfizer.com/investors. You’ll see here that Slide 3 covers our legal disclosures. Albert and Frank will now make prepared remarks, and then we will move to a question-and-answer session. With that, I’ll now turn the call over to Albert Bourla. Albert?

Albert Bourla - Pfizer Inc. - Chairman of the Board & CEO

Thank you, Chuck, and good morning, everyone. This morning, I will speak about our performance for the year, the continued advancement of our pipeline and the steps we are taking to position Pfizer for accelerated growth, following the expected separation of Upjohn from Pfizer later this year. Frank will then provide details regarding our fourth quarter performance and our 2020 financial guidance.

2019 was a productive and transformational year for Pfizer, in which we generated solid full year financial results. These results were highlighted by exceptional 8% operational revenue growth for the year and 9% in the fourth quarter for our Biopharma business, which will become the new Pfizer following the expected separation of Upjohn. Once again, our Biopharmaceuticals Group, outstanding growth was driven primarily by the continued strong performance from all our key growth drivers. This include Ibrance, Xtandi, Eliquis, Xeljanz, Vyndaqel, among others. Biopharma also generated 14% operational growth in emerging markets in 2019. I would point out that Biopharma’s 2019 growth came from volume increases, not pricing. In fact, pricing had a negative 2% impact in Biopharma’s results.

Full year revenues for our Upjohn business were down 16% operationally to $10.2 billion. The key headwind during the year was the advent of generic competition on Lyrica in the U.S., which was partially offset by 7% operational growth in China. The growth in China was driven primarily by Viagra and Celebrex as well as Lipitor in non-reimbursed channels, which constitutes significant market share in China. We are making good progress with the pre-integration planning for Upjohn’s proposed combination with Mylan, which remains on track for mid-2020. In December, we announced that former Pfizer Chairman, Ian Read, and current Pfizer director, James Kilts, will join the Viatris Board of Directors upon completion of the transaction. We are also working closely with our counterparts of Mylan on the CFO selection process. We expect to announce the appointments of both the CFO and the third director by the end of this quarter. We have great confidence in Viatris, which will combine Upjohn’s strong commercial capabilities and iconic brands with Mylan’s terrific pipeline.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Revenues for our Upjohn business in the fourth quarter decreased 32% operationally to $2.2 billion, with the primary year-over-year impact again being generic competition for Lyrica in the U.S. that began in July of 2019. Excluding the unfavorable impact of Lyrica in the U.S. and other recent product losses of exclusivity, fourth quarter 2019 revenues for Upjohn declined 6% operationally. I know Upjohn’s business in China has been an area of focus and fourth quarter revenues for Upjohn declined 1% operationally. We saw the expected revenue declines for Lipitor and Norvasc in provinces where the volume-based procurement program has been implemented, and these declines were mostly offset by operational growth from products not impacted by the VBP program, including Celebrex and Viagra.

Now let’s go through the full details of our 2020 financial guidance for total company. As we’ve said, we are expecting the close of the transaction between our Upjohn business and Mylan to be completed in mid-2020 so we are providing 3 sets of guidance: first, total company, which reflects our current construct of the Biopharma and Upjohn businesses and excludes any impact from the pending Upjohn combination with Mylan; second, new Pfizer, which is a full year pro forma view that reflects the impact of the pending Viatris transaction by removing Upjohn and including $12 billion in cash proceeds from Upjohn to new Pfizer and other transaction-related factors, such as transitional service agreement revenue; and third, Upjohn as a stand-alone business. All of these scenarios are based on a full year of revenues and expenses in 2020.

Beginning with total company, 2020 revenue guidance of $48.5 billion to $50.5 billion reflects anticipated continued strong momentum in our Biopharma business, primarily offset by the continued negative impact of product losses of exclusivity in our Upjohn business, primarily Lyrica in the U.S.

Moving on to financial guidance for new Pfizer. For the full year 2020, we now anticipate full year 2020 revenues between $40.7 billion and $42.3 billion, with the midpoint of the guidance range representing 8% operational growth as compared to 2019 Biopharma revenues, excluding Meridian and Mylan Japan and an improvement from our initial July targets. This guidance range excludes $600 million of contributions from Meridian, Pfizer’s subsidiary and manufacturer of EpiPen and other auto-injector products as well as from the strategic collaboration with Mylan in Japan for the development, manufacturing and marketing of generic medicines.

Due to an organization realignment, both of these assets have shifted to Upjohn effective at the start of 2020. Both Meridian and Mylan Japan will be reported in Pfizer’s Upjohn business beginning in first quarter 2020. We now anticipate full year 2020 adjusted IBT as a percentage of revenue of approximately 37%, also an improvement from July. We anticipate the midpoint of the guidance range for adjusted diluted EPS to be $2.30. The operating cash flow guidance range remains approximately $11 billion to $12 billion. This EPS guidance reflects the $12 billion cash that Pfizer will receive upon the close of the combination of Upjohn with Mylan, which will be used to pay down debt during 2020.

As you can see, the midpoints for new Pfizer’s 2020 revenue and adjusted IBT margin guidance have improved materially since our preliminary 2020 projections were presented in July in conjunction with the announcement of the proposed Mylan and Upjohn combination. We have provided a bridge from our initial July targets to this current guidance on the bottom of the chart for clarity. Upon the close of the Mylan and Upjohn combination and once we become new Pfizer, you can expect the same level of detail in our 2020 guidance that we provided today for total company.

Moving on to 2020 financial guidance for Upjohn. For the full year 2020, we anticipate revenues of $8 billion to $8.5 billion, reflecting the continued negative impact of losses of exclusivity for products such as Lyrica in the U.S., which began facing multi-source generic competition in July 2019 and the expansion of the volume-based procurement program in China and reflecting the inclusion of revenues and expenses associated with Meridian and Mylan Japan. We anticipate full year 2020 adjusted EBITDA for the Upjohn business of $3.8 billion to $4.2 billion. Other than the inclusion of revenues and expenses associated with Meridian and Mylan Japan, there are no operational changes to Upjohn’s 2020 financial guidance compared with preliminary financial targets provided in July of 2019. Again, we have provided a bridge from our initial July targets to this current guidance at the bottom of the chart.

Moving on to key takeaways. Regarding 2019, we delivered a strong fourth quarter with our Biopharma business growing 9% operationally, which represents our go-forward business after the pending combination of Upjohn and Mylan. We provided 2020 guidance ranges for total company, new Pfizer and Upjohn. Importantly, we are projecting strong organic revenue growth for new Pfizer in 2020. We accomplished key product and pipeline milestones since our previous quarterly update, and we returned $16.9 billion to shareholders in 2019 through a combination of dividends and share repurchases. Looking ahead, we remain committed to delivering attractive shareholder returns in 2020 and beyond. Now I’ll turn it back to Chuck.

David Reed Risinger - Morgan Stanley, Research Division - MD in Equity Research and United States Pharmaceuticals Analyst

Yes. So I have 3 questions, please. First, Albert, could you discuss why Pfizer decided not to repurchase shares in 2020? And then maybe, Frank, you can comment about — comment on how we should think about the EPS implications when we consider your guidance relative to consensus, which had assumed some share repurchase. Second, regarding the opportunity to rationalize the $4.5 billion in cost, can you just give us a sense for what percentage reduction is reasonable to assume a few years out? I was guessing maybe 20%, but I just don’t know what’s reasonable. And then third, regarding the transfer of $600 million in revenue to Upjohn, does that change the economics that Pfizer will receive as part of the exit to Mylan?

Albert Bourla - Pfizer Inc. - Chairman of the Board & CEO

The past was a very different Pfizer. The past of the last decade had to deal with declining of revenues, constant declining of revenues. And we had to do what we had to do even if that was financial engineering, purchasing back ourselves. We couldn’t invest them and create higher value. Now it’s a very different situation. We are a very different company. The company is going to have best-in-class top line growth, revenue story starting from now from the separation of Upjohn in the middle of the year, from the expected separation of Upjohn in the middle of the year.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Let me answer your other couple of questions. On the $600 million transfer to Upjohn and does that change any of the economics, let me kind of — let me give some context on this, which is, one, nothing has been decided yet. We are still in negotiations with Mylan on those 2 businesses and whether or not they will transfer to Viatris upon close. If — by the way, if we don’t come to an agreement, those businesses would remain with new Pfizer. And so we’re still in negotiations. And so in terms of the economics, I’d say more to come, still to be determined. And if and when we complete that, obviously, I’ll be in a better position to answer that.

Albert Bourla - Pfizer Inc. - Chairman of the Board & CEO

Thank you, Frank. And just a comment on the reasons why we transfer those business to Upjohn. Both of these businesses, first of all, they fit more under Upjohn in terms of the dynamics that they have, so they can be managed much better. And secondly, I think they fit very nicely with Mylan because, one, it is the EpiPen predominantly business that Mylan is — but right now is shared between Mylan, we are providing for them. And the second, it is the — a partnership that we have with Mylan that was established years back and with generics in Japan. So both of them fit much better in Viatris. And that’s the reason why we separate it. And also that will allow you to have, in case that this happens, a much more cleaner view of the growth trajectory of the company because now you know exactly what would be the P&L of the remaining company.

Stephen Michael Scala - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

I have a few questions. An increase in the dividend was mentioned twice, but it sounds as though Upjohn will be spun, not split, in which case the dividend will be reduced. So I’m wondering if you could clarify the dividend comment. And I assume the 2020 EPS guidance implies a spin, not a split. Secondly, on the abrocitinib versus Dupixent study, given the fact that it is completed, Mikael, I’m wondering if the data met the very positive portrayal you provided on the Q3 call, which included superior itch relief to Dupixent. And then lastly, will the proof-of-concept DMD data be presented at the March 31 meeting?

Albert Bourla - Pfizer Inc. - Chairman of the Board & CEO

No, thank you very much, Steve. Very good questions. So Frank, why don’t you clarify once more the dividend?

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Sure. So Steve, in terms of the guidance, you’re right. It assumes a spin, not a split. And then in terms of the dividend, you said — I think you said in your question it’d be a reduction. I don’t see it that way. What we’ve said is the sum of Viatris dividend and our dividend would equal the current dividend that a Pfizer shareholder receives today. So I don’t see a reduction in the dividend. The dividend income will be kept whole. And I think we’ve been very clear about that all along.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

Right. And Steve, I can quickly run the numbers for you if you’d like. Just — so if you think what Viatris has said is their first full year of about $4 billion of free cash flow, they pay about 25% of that in the dividend, so that’s $1 billion. Total Viatris will have about 1.2 billion shares. You put the $1 billion over 1.2 billion shares, it’s about $0.83. The exchange ratio is about .12. You put 100 shares of Pfizer, you get 12 shares of Viatris. Assuming a spin, that’s roughly $10 a share. We would reduce our dividend on an annual basis by that $10. But the sum of our dividend plus that $10...

Albert Bourla - Pfizer Inc. - Chairman of the Board & CEO

$0.10.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

$0.10, I’m sorry, thank you, would equal the — what a Pfizer shareholder gets today. And in my thing, it’s $10.

Albert Bourla - Pfizer Inc. - Chairman of the Board & CEO

Yes.

Frank A. D’Amelio - Pfizer Inc. - CFO & EVP of Global Supply & Business Operations

$10, not $0.10.

Albert Bourla - Pfizer Inc. - Chairman of the Board & CEO

Thank you very much to both of them. By the way, Frank, as always, was right. It’s $10 for 12 shares for Mylan. So...

Albert Bourla - Pfizer Inc. - Chairman of the Board & CEO

Of course, we are working very intensively to set up Upjohn to be in a strong position when it combines with Mylan to become Viatris and create a formidable company. And of course, we will continue leading the conversation in Washington as we work to address the affordability challenge facing patients. These are the areas that we are focusing for next year.

ADDITIONAL INFORMATION

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the proposed combination of Upjohn Inc. (“Newco”), a wholly owned subsidiary of Pfizer Inc. (“Pfizer”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of the Upjohn business (the “Upjohn Business”) from Pfizer (the “proposed transaction”), Newco and Mylan have filed certain materials with the Securities and Exchange Commission (the “SEC”), including, among other materials, the Registration Statement on Form S-4 which includes a proxy statement/prospectus (as amended, the “Form S-4”), and Form 10 which includes an information statement (as amended, the “Form 10”), each of which has been filed by Newco with the SEC on October 25, 2019 and subsequently refiled and/or amended. The registration statements have not yet become effective. After the Form S-4 is effective, a definitive proxy statement/prospectus will be sent to the Mylan shareholders seeking approval of the proposed transaction, and after the Form 10 is effective, a definitive information statement will be made available to the Pfizer stockholders relating to the proposed transaction. Newco and Mylan intend to file additional relevant materials with the SEC in connection with the proposed transaction, including a proxy statement of Mylan in definitive form. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, NEWCO AND THE PROPOSED TRANSACTION. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323, as applicable.

FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements”. Such forward-looking statements may include, without limitation, statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products and any other statements regarding Pfizer’s, Mylan’s, the Upjohn Business’s or the combined company’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. Forward-looking statements may often be identified by the use of words such as “will”, “may”, “could”, “should”, “would”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “pipeline”, “intend”, “continue”, “target”, “seek” and variations of these words or comparable words. Because forward-looking statements inherently involve risks and uncertainties, actual future results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; changes in relevant tax and other laws; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction, including receipt of approval of Mylan’s shareholders, not being satisfied or waived on the anticipated timeframe or at all; the regulatory approvals required for the proposed transaction not being obtained on the terms expected or on the anticipated schedule or at all; inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis; the integration of Mylan and Newco being more difficult, time consuming or costly than expected; Mylan’s, the Upjohn Business’s and the combined company’s failure to achieve expected or targeted future financial and operating performance and results; the possibility that the combined company may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Mylan and Newco; customer loss and business disruption being greater than expected following the proposed transaction; the retention of key employees being more difficult following the proposed transaction; any regulatory, legal or other impediments to Mylan’s, the Upjohn Business’s or the combined company’s ability to bring new products to market, including but not limited to where Mylan, the Upjohn Business or the combined company uses its business judgment and decides to manufacture, market and/or sell products, directly or through third parties, notwithstanding the fact that allegations of patent infringement(s) have not been finally resolved by the courts (i.e., an “at-risk launch”); success of clinical trials and Mylan’s, the Upjohn Business’s or the combined company’s ability to execute on new product opportunities; any changes in or difficulties with Mylan’s, the Upjohn Business’s or the combined company’s manufacturing facilities, including with respect to remediation and restructuring activities, supply chain or inventory or the ability to meet anticipated demand; the scope, timing and outcome of any ongoing legal proceedings, including government investigations, and the impact of any such proceedings on Mylan’s, the Upjohn Business’s or the combined company’s consolidated financial condition, results of operations and/or cash flows; Mylan’s, the Upjohn Business’s and the combined company’s ability to protect their respective intellectual property and preserve their respective intellectual property rights; the effect of any changes in customer and supplier relationships and customer purchasing patterns; the ability to attract and retain key personnel; changes in third-party relationships; actions and decisions of healthcare and pharmaceutical regulators; the impacts of competition; changes in the economic and financial conditions of the Upjohn Business or the business of Mylan or the combined company; uncertainties regarding future demand, pricing and reimbursement for Mylan’s, the Upjohn Business’s or the combined company’s products; and uncertainties and matters beyond the control of management and other factors described under “Risk Factors” in each of Pfizer’s and Mylan’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the SEC. These risks, as well as other risks associated with Mylan, the Upjohn Business, the combined company and the proposed transaction are also more fully discussed in the Form S-4 and the Form 10. You can access Pfizer’s, Mylan’s or Newco’s filings with the SEC through the SEC website at www.sec.gov or through Pfizer’s or Mylan’s website, as applicable, and Pfizer and Mylan strongly encourage you to do so. Except as required by applicable law, Pfizer, Mylan and Newco undertake no obligation to update any statements herein for revisions or changes after the date of this communication.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Newco and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019, its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019. Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. Additional information regarding the interests of these participants can also be found in the Form S-4 and will also be included in the definitive proxy statement of Mylan in connection with the proposed transaction when it becomes available. These documents (when they are available) can be obtained free of charge from the sources indicated above.